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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 12B-25

                                             Commission File Number  0-20528
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                          NOTIFICATION OF LATE FILING

[X] Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended:  March 31, 1996
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[ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                         PART I--REGISTRANT INFORMATION

Full name of registrant   Austin's International, Inc.
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Former name if applicable
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Address of principal executive office  2400 Commercial Blvd., Suite 800
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City, State and Zip Code  Fort Lauderdale, FL  33308
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                        PART II--RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III--NARRATIVE

     Registrant's accountant, Coopers & Lybrand, needs additional time in order to assist Registrant in completing its Form 10-KSB Annual Report for the fiscal year of the Registrant ending March 31, 1996; additionally, the Registrant needs additional time due to absence for medical purposes of its Chief Financial Officer and due to a recent change in Registrant's legal counsel.

                         PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

       Larry E. Graybill                  954             772-0980
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              (Name)                  (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No


                                        Austin's International, Inc.
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                               (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date       June 28, 1996                By  /s/ Larry E. Graybill
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